D O R S E Y & W H I T N E Y L L P

                             Pillsbury Center South
                             220 South Sixth Street
                        Minneapolis, Minnesota 55402-1498
                            Telephone: (612) 340-2600
                               Fax: (612) 340-2868



                                 March 26, 1996


Voyageur Investment Trust II
90 South Seventh Street
Suite 4400
Minneapolis, MN 55402

Mackenzie Series Trust
Via Mizner Financial Plaza
700 South Federal Highway
Boca Raton, FL 33432

Ladies and Gentlemen:

     We have acted as counsel to Voyageur Investment Trust II ("Voyageur Trust"), in connection with the transfer of substantially all of the assets of Mackenzie Florida Limited Term Municipal Fund ("Mackenzie Fund"), a series of Mackenzie Series Trust ("Mackenzie Trust"), to Voyageur Florida Limited Term Tax Free Fund ("Voyageur Fund"), a series of Voyageur Trust, pursuant to an Agreement and Plan of Reorganization by and between Voyageur Trust and Mackenzie Trust (the "Agreement").

     You have asked for our opinion concerning certain federal income tax consequences of the transfer of substantially all of the assets of Mackenzie Fund to Voyageur Fund and the assumption by Voyageur Fund of the identified and stated liabilities of Mackenzie Fund in exchange solely for Voyageur Fund shares and the distribution of such shares to the shareholders of Mackenzie Fund upon complete liquidation of Mackenzie Fund, all pursuant to the Agreement (the "Reorganization"). In this regard we have examined (1) the form of the Agreement included in the Registration Statement on Form N-14 to be filed with the Securities and Exchange Commission on or about March 26, 1996, (the "Registration Statement"), (2) the Registration Statement (including, but not limited to, the Prospectus and Proxy Statement included therein) and such other documents and records as we consider necessary in order to render this opinion. Unless otherwise provided herein, capitalized terms used in this opinion shall have the same meaning as set forth in the Prospectus and Proxy Statement or the Agreement, as the case may be.

     Pursuant to the Agreement, all or substantially all of the assets and all of the identified and stated liabilities of Mackenzie Fund immediately prior to the Effective Time shall be exchanged for that number of Voyageur Fund shares having an aggregate value immediately prior to the Effective Time equal to the net value of assets of Mackenzie Fund immediately prior to the Effective Time. All Voyageur Fund shares then held by Mackenzie Fund, representing all of the assets of Mackenzie Fund, will be distributed to Mackenzie Fund shareholders pursuant to the Agreement (which includes the cancellation of all the shares of Mackenzie Fund).

     The Boards of Directors of both Mackenzie Fund and Voyageur Fund, including all of the "non-interested" directors, have determined that the Reorganization is advantageous to both Funds and is in the best interests of each Fund's respective shareholders. In approving the Reorganization, the Boards considered, among other things, the following factors: (1) as of December 31, 1995, VFM served as manager to six closed-end and 29 open-end funds, administered numerous private accounts and managed approximately $8.16 billion in assets, including 30 "single state" funds, including four Florida funds; (2) certain Mackenzie Fund shareholders will experience a slightly lower expense ratio as shareholders of Voyageur Fund, and the Reorganization should allow for certain fund expenses to be spread over a larger asset base and may in the future result in economies of scale for shareholders of Voyageur Fund; (3) the terms and conditions of the Agreement, including that (i) the exchange of Mackenzie Fund shares for Voyageur Fund shares will take place on a net asset value basis, and (ii) no sales charge will be incurred by Mackenzie Fund shareholders in connection with their acquisition of Voyageur Fund shares in the Reorganization; (4) Voyageur Fund Managers, Inc. will pay the costs in connection with the Reorganization; and (5) prior to the Effective time, Mackenzie Investment Management nc. will pay Mackenzie Fund an amount in cash equal to the unamortized organizational expenses on the books of Mackenzie Fund.

     Our opinion is based upon existing law and currently applicable Treasury Regulations, currently published administrative positions of the Internal Revenue Service contained in Revenue Rulings and Revenue Procedures, and judicial decisions, all of which are subject to change prospectively and retroactively. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.

                  Based on the Agreement, the other documents referred to herein, the facts and assumptions stated above, as well as representations made by Voyageur Fund in a Certificate dated March 26, 1996, representations made by Mackenzie Fund in a Certificate dated March 26, 1996, representations made by Voyageur Fund Managers, Inc. in a Certificate dated March 26, 1996, representations made by Mackenzie Investment Management, Inc. in a certificate dated March 26, 1996, the provisions of the Code and judicial and administrative interpretations as in existence on the date hereof, and on the assumption that the Agreement will be executed and the Reorganization will be carried out pursuant to the Agreement, it is our opinion that the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(D) of the Code, and that Voyageur Fund and Mackenzie Fund will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

     On the basis of the foregoing opinion that the Reorganization will constitute a reorganization within the meaning of Section 368 of the Code, it is further our opinion that:

     (i) the Mackenzie Fund shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of Voyageur Fund shares. Mackenzie Fund shareholders subject to taxation will recognize income upon receipt of any net investment income or net capital gains of Mackenzie Fund which are distributed by Mackenzie Fund prior to the Effective Time;

     (ii) the tax basis of the Voyageur Fund shares received by each Mackenzie Fund shareholder pursuant to the Reorganization will be equal to the tax basis of the Mackenzie Fund shares exchanged therefor;

    (iii) the holding period of the Voyageur Fund shares received by each Mackenzie Fund shareholder pursuant to the Reorganization will include the period during which Mackenzie Fund shareholder held the Mackenzie Fund shares exchanged therefor, provided that Mackenzie Fund shares were held as a capital asset at the Effective Time;

     (iv) Mackenzie Fund will recognize no income, gain or loss by reason of the Reorganization;

     (v) Voyageur Fund will recognize no income, gain or loss by reason of the Reorganization;

     (vi) the tax basis of the assets received by Voyageur Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of Mackenzie Fund as of the Effective Time;

    (vii) the holding period of the assets received by Voyageur Fund pursuant to the Reorganization will include the period during which such assets were held by Mackenzie Fund; and

   (viii) Voyageur Fund will succeed to and take into account the earnings and profits, or deficit in earning and profits, of Mackenzie Fund as of the Effective Time.

     We consent to the filing of this opinion as an exhibit to the above-referenced Registration Statement and to the reference to this firm under the caption "Information About the Reorganization-Federal Income Tax Consequences" in the Prospectus/Proxy Statement included in Part of the Registration Statement.


                                        Very truly yours,



                                        /s/ Dorsey & Whitney LLP